SECOND AMENDMENT TO AMENDED AND RESTATED BYLAWS OF WELLSFORD REAL PROPERTIES, INC.
        Section 2 of Article II of the Amended and Restated Bylaws (the “Bylaws”) of Wellsford Real Properties, Inc. (the “Corporation”) is hereby deleted in its entirety and the following new Section 2 is substituted in lieu thereof:

“Section 2. ANNUAL MEETING. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held during the 31-day period from May 15 through June 14.”

Except as expressly amended hereby, the Bylaws of the Corporation shall continue in full force and effect in accordance with the provisions thereof.